

February 21, 2019

Timothy J. Gallagher
Chief Financial Officer
GENESEE & WYOMING INC
20 West Avenue
Darien, CT 06820

      Re: GENESEE & WYOMING INC
          Form 10-K for the Year Ended December 31, 2017
          Filed February 28, 2018
          File No. 001-31456

Dear Mr. Gallagher:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Transportation and Leisure

cc: Allison Fergus